April 28, 2023

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Century Logistics (BVI) Limited Draft Registration Statement on Form F-1

Ladies and Gentlemen:

New Century Logistics (BVI) Limited (the “Company”) is hereby submitting a draft registration statement on Form F-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the initial underwritten public offering of the Company’s ordinary shares in an amount yet to be determined.

The Company confirms that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act because it had less than $1,000,000,000 in revenue in the year ended September 30, 2022 as reported in the Company’s audited financial statements included in the Registration Statement. In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

The Company also hereby confirms that it will publicly file its registration statement and nonpublic draft confidential submission and all amendments not later than 15 days before the date on which the Company conducts a road show.

Kindly address any comments or questions that you have concerning this letter or the draft submission to David B. Manno, Esq. of Sichenzia Ross Ference LLP at (212) 930-9700 or dmanno@srf.law

Very truly yours,

New Century Logistics (BVI) Limited

By:	/S/ Ngan Ching Shun
Ngan Ching Shun
Chief Executive Officer
(Principal Executive Officer)